1933 Act File No.: 333-
 1940 Act File No.: 811-23095

Securities and Exchange Commission
Washington, D.C. 20549

Form S-6
 for Registration under the Securities Act of 1933
of Securities of Unit Investment
 Trusts Registered on Form N-8B-2

A.          Exact name of trust:  Alaia Market Linked Trust

B.          Name of depositor:  Beech Hill Securities, Inc.

C.          Complete address of depositor’s principal executive offices:

Beech Hill Securities, Inc.
880 Third Avenue, 16th Floor
New York, New York  10022

D.          Name and complete address of agent for service:

With a copy to:

Oscar Loynaz Paul Koo	Anna T. Pinedo Bradley Berman
Alaia Capital, LLC 10 Corbin Drive Darien, Connecticut 06820	Morrison & Foerster LLP 250 West 55th Street New York, New York 10019

It is proposed that this filing will become effective (check appropriate box)

☐	immediately upon filing pursuant to paragraph (b)

☐	on (date) pursuant to paragraph (b)

☐	60 days after filing pursuant to paragraph (a)(1)

☐	on (date) pursuant to paragraph (a)(1) of rule 485.

If appropriate, check the following box:
☐	this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

E.          Title of securities being registered: Units of undivided beneficial interest in the trust

F.          Approximate date of proposed public offering:

☐	Check box if it is proposed that this filing will become effective on (date) at (time) pursuant to Rule 487.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. No one may sell units of the trust until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell units and is not soliciting an offer to buy units in any state where the offer or sale is not permitted.

Preliminary Prospectus Dated January 27, 2017
 Subject to Completion

Alaia Defined Outcome Solution

Alaia Market Linked Trust, Series 1-2

(A unit investment trust that is a series of the Alaia Market Linked Trust)

Alaia Market Linked Trust (the “Alaia trust”) is a unit investment trust that is a Delaware statutory trust organized in series. Beech Hill Securities, Inc. serves as the sponsor of the Alaia trust and each trust series.

The attached final prospectus for the prior series of the Alaia trust is hereby used as the preliminary prospectus for the above-referenced series. The narrative information and structure of the attached final prospectus will be substantially similar to that of the final prospectus for this series. Information with respect to pricing, the number of units, dates and summary information regarding the characteristics of securities to be deposited in this series is not available as of this date and will be different because each series has a unique portfolio. Accordingly, the information contained herein with regard to the previous series should be considered as being included for informational purposes only.

The registration statement relating to the units of this series is not complete, may be changed and is not yet effective. Information contained herein is subject to completion or amendment. The units of this series may neither be sold nor may an offer to buy such units be accepted prior to the time the registration statement becomes effective. This prospectus shall neither constitute an offer to sell nor be considered a solicitation of an offer to buy the units. There shall be no sale of the units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Incorporated herein by reference is the final prospectus for the Alaia SPDR® S&P 500® ETF Defined Outcome Solution, Alaia Market Linked Trust, Series 1-1 (Registration No. 333-206756) as filed on November 18, 2016, which shall be used as the preliminary prospectus for this series.

UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15 (d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

Contents of Registration Statement

This Registration Statement comprises the following papers and documents:
The facing sheet
The prospectus
The signatures
 The consents of the initial evaluator, independent public accountants and legal counsel

The following exhibits:

1.1
Master Trust Agreement by and among Beech Hill Securities, Inc., as depositor, Alaia Capital, LLC, as portfolio consultant, evaluator and supervisor, and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit A(1)(a) to the registration statement on Form N-8B-2 of Alaia Market Linked Trust (File No.: 811-23095) as filed on September 3, 2015)

1.1.1
Form of Standard Terms and Conditions of Trust for Alaia Market Linked Trust among Beech Hill Securities, Inc., as depositor, The Bank of New York Mellon, as trustee, and Alaia Capital, LLC, as portfolio consultant, evaluator and supervisor (incorporated by reference to Exhibit A(1)(c) to the registration statement on Form N-8B-2 of Alaia Market Linked Trust (File No.: 811-23095) as filed on September 3, 2015)

1.1.2
Form of Series Trust Agreement by and among Beech Hill Securities, Inc., as depositor, Alaia Capital, LLC, as portfolio consultant, evaluator and supervisor, and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 1.1.2 to the registration statement on Form S-6 of Alaia Market Linked Trust (File No.:  333-206756) as filed on September 3, 2015)

1.2
Certificate of Incorporation of Beech Hill Securities, Inc. (incorporated by reference to Exhibit A(6)(a) to the registration statement on Form N-8B-2 of Alaia Market Linked Trust (File No.: 811-23095) as filed on September 3, 2015)

1.3
Bylaws of Beech Hill Securities, Inc. (incorporated by reference to Exhibit A(6)(b) to the registration statement on Form N-8B-2 of Alaia Market Linked Trust (File No.: 811-23095) as filed on September 3, 2015)

2.2
Form of Code of Ethics of Beech Hill Securities, Inc. (incorporated by reference to Exhibit A(11) to the registration statement on Form N-8B-2 of Alaia Market Linked Trust (File No.: 811-23095) as filed on September 3, 2015)

3.1	Opinion of counsel as to legality of securities being registered (to be filed by amendment)

4.1	Consent of evaluator (to be filed by amendment)

4.2	Consent of independent auditors (to be filed by amendment)

6.1
List of Officers of Beech Hill Securities, Inc. (incorporated by reference to Exhibit E to the registration statement on Form N-8B-2 of Alaia Market Linked Trust (File No.: 811-23095) as filed on September 3, 2015)

99.1	Power of Attorney (included on signature page)

Signatures

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Alaia Market Linked Trust, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York on the 27th day of January, 2017.

Alaia Market Linked Trust

By:	Beech Hill Securities, Inc.

By:	/s/ Vincent Iannuzzi
Name: Vincent Iannuzzi Title: Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, the Sponsor, Beech Hill Securities, Inc., has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York on the 27th day of January, 2017.

Beech Hill Securities, Inc.

By:	/s/ Vincent Iannuzzi
Name: Vincent Iannuzzi Title: Chief Financial Officer

Power of Attorney

KNOW ALL PERSONS BY THESE PRESENTS, that each of the individuals whose signature appears below constitutes and appoints Vincent Iannuzzi and Donna Fiorini, and each of them (so long as each such individual is an employee of Beech Hill Securities, Inc.), his or her true and lawful attorney-in-fact and agent, with full and several power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitutes, may lawfully do or cause to be done.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the 27th day of January, 2017.

Title	Signature

Chief Executive Officer and Director	/s/ Joseph B. Weiss
Name: Joseph B. Weiss

Chief Financial Officer, Principal Accounting	/s/ Vincent Iannuzzi
Officer and Director	Name: Vincent Iannuzzi

Chairman of the Board of Directors	/s/ Paul S. Cantor
Name: Paul S. Cantor

Director	/s/ Stephen Steglitz
Name: Stephen Steglitz